Form 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                    FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2004

                                SONY CORPORATION
                (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)


         The registrant files annual reports under cover of Form 20-F.



                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            SONY CORPORATION
                                                            ----------------
                                                              (Registrant)



                                                By: /s/ Katsumi Ihara
                                                 --------------------------
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Chief Strategy Officer and
                                                 Chief Financial Officer


                                                 Date: July 06, 2004





The filing has been re-submitted to incoporate the new signatory above.





List of materials

Documents attached hereto:

i) A press release regarding Reform of Pension Plan - Amended


No. 03-034E
July 2, 2004


          Reform of Sony's Employee Retirement Pension Plan in Japan;
  Transfer of the Substitutional Portion of the Employees' Pension Fund to the
                              Japanese Government


As of July 2004, Sony Corporation has reformed its defined benefit pension plan to respond to current economic and social conditions and to ensure the sustainability of plan into the future. This reform has been made possible due to the legislative enactment of a series of pension plan related acts in Japan that enabled Sony to consider an expanded number of options in pension plan.

In addition, an approval has been obtained from the Minister of Health, Labor and Welfare of Japan as of July 1, 2004, for the exemption from benefit obligations relating to future employee service under the substitutional portion of Employees' Pension Fund liabilities pursuant to Defined Benefit Corporation Pension Fund Act of Japan.

Pension Plan Reform:
1) Pension benefit has been changed from fixed to floating benefit rates
   - In an effort to reflect market interest rate conditions, the rates used in calculating pension benefit amounts are determined by taking into consideration the yields of 10-year and 20-year Japanese Government Bonds. (A ceiling of 6.0 percent and a floor of 3.5 percent will be maintained on pension benefit rates.)
2) Guaranteed installment period has been extended from 15 years to 18 years
   - The guaranteed installment period for life-time annuities has been extended from 15 years to 18 years in light of the increase in average life expectancy.

Transfer of the Substitutional Portion:

The remaining substitutional portion (the benefit obligation related to past employee services) of the Employees' Pension Fund from will be separated from the corporate portion and will be accounted for after completing the transfer to the Japanese Government of the substitutional portion of employee benefit obligations and related plan assets in accordance with the Financial Accounting Standard Board Emerging Issues Task Force Issue No. 03-2. Accordingly, the financial impact on Sony's consolidated operating results will be determined following the completion of this separation.


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